The Annual Meeting of the Stockholders of the Fund was
 held on October 11, 2001. The following is a summary of
the proposal presented and the total number of shares voted:
Proposal:
1. To elect the following Directors:
	Votes in
Favor of	Votes
Against

Joseph J. Kearns	27,267,795				392,796
Michael Nugent	        27,267,795				392,796
C. Oscar Morong, Jr.	27,267,795				392,796
Vincent R. McLean	27,267,795				392,796
Thomas P. Gerrity	27,267,795				392,796